UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-42527

Basel Medical Group Ltd

6 Napier Road,

Unit #02-10/11 Gleneagles Medical Centre

Singapore 258499

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Appointment of Director

On April 4, 2025, the Board of Directors of Basel Medical Group Ltd, a business company incorporated in the British Virgin Islands (the “Company”), appointed Mr. Keng Leong Fung (Raymond Fung) as a director to the Board. Mr. Raymond Fung was nominated to the Board by Rainforest Capital VCC, which is a majority shareholder of the Company. There are no family relationships between Mr. Raymond Fung and any other directors and officers of the Company.

Mr. Fung is the founder of Basel Medical Group Ltd prior to our listing on Nasdaq and serves as our adviser. He has extensive experience in Family Offices, Merger and Acquisition, Capital Market Advisory, Risk & Compliance and Fund Operations. Prior to founding the Basel Medical Group, he started BaselCorp in 2012 as a corporate and financial services firm which was later merged with Incorp Asia. Being a shareholder of the enlarged group, he was in charge of its family offices and financial services. With a portfolio of 15,000 corporate clients across eight countries, Incorp Asia was eventually sold to Hillhouse Capital in 2023. Before establishing BaselCorp, Mr. Fung was a team manager in Citibank in charge of institutional investment funds compliance and trustee operations. He was also a finance lead in the Singapore Ministry of Defence handling defence budget. He started his career as an auditor in a Singapore audit firm.

Mr. Fung served as a non-executive director for various private companies. He was also the advisor and director to various international non-profit organization set up by the Oil and Gas Safety Council and other medical associations. He was also the honorary chairman for Global Chinese Societies Exchange Association.

Mr. Fung holds a Master of Business Administration from Nanyang Business School, Nanyang Technological University of Singapore, and is a member of the Institute of Singapore Chartered Accountants.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Basel Medical Group Ltd

By:	/s/ Raymond Wai Man Cheung
Name:	Raymond Wai Man Cheung
Title:	Chief Executive Officer and Director

Date:	April 4, 2025